UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2024

ALLOVIR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39409	83-1971007
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

AlloVir, Inc.

P.O. Box 44 1661 Massachusetts Avenue Lexington, MA 02420 (Address of principal executive offices, including zip code)

(617) 433-2605

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ALVR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Departure of Chief Executive Officer; Resignation of Director

On December 19, 2024, the Board of Directors (the “Board”) of AlloVir, Inc. (the “Company”) determined that Diana Brainard, MD will no longer serve as the Company’s Chief Executive Officer and “principal executive officer,” effective as of December 19, 2024 (the “Separation Date”). Dr. Brainard resigned as a director of the Company, also effective as of the Separation Date. Dr. Brainard’s resignation did not result from any disagreement with the Company on any matter relating to its operations, policies or practices.

In connection with Dr. Brainard’s separation, the Company and Dr. Brainard entered into a Separation Agreement and Release (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement and to the terms of that certain Executive Employment Agreement by and between the Company and Dr. Brainard, the Company has agreed to provide certain benefits to Dr. Brainard, including the following: (i) a lump sum in cash in an amount equal to 36 months of Dr. Brainard’s current base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Brainard’s target bonus for the current year, (iii) a lump sum payment of $100,000 for completion of the proposed merger between the Company and Kalaris Therapeutics, Inc., as previously disclosed, (iv) reimbursement for any monthly COBRA premium payments for up to 18 months, and (v) acceleration of vesting of any unvested equity awards. In order to receive the foregoing benefits, Dr. Brainard executed a general release in favor of the Company.

The preceding summary of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference

Appointment of Chief Executive Officer and Principal Executive Officer

Effective as of December 19, 2024 (the “Appointment Date”), the Company also announced that the Board appointed Vikas Sinha, the Company’s current President, Chief Financial Officer and “principal financial officer,” as the Company’s Chief Executive Officer and “principal executive officer.”

Mr. Sinha, age 61, has served as the Company’s President and Chief Financial Officer since January 2019. Mr. Sinha has over 20 years’ experience working in executive finance roles in the life sciences industry. Mr. Sinha is Co-Founder and Chief Financial Officer of ElevateBio LLC. He also serves as a board member for ElevateBio LLC since February 2018. From 2005 to 2016, Mr. Sinha was the Chief Financial Officer of Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN), a biotechnology company, where he was responsible for finance, business development, strategy, investor relations and IT. Prior to joining Alexion, Mr. Sinha held various positions with Bayer AG in the United States, Japan, Germany and Canada, including Vice President and Chief Financial Officer of Bayer Pharmaceuticals Corporation in the United States and Vice President and Chief Financial Officer of Bayer Yakuhin Ltd. in Japan. Mr. Sinha serves as a Non-Executive Director of the board of directors of Verona Pharma PLC (Nasdaq: VRNA) and previously served as a member of the board of directors of Bain Capital Life Sciences

Acquisition Inc. Mr. Sinha holds a master’s degree in business administration from the Asian Institute of Management. He is also a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a Certified Public Accountant in the United States.

There is no arrangement or understanding between Mr. Sinha and any other person pursuant to which Mr. Sinha was selected as the Company’s Chief Executive Officer. There are no related party transactions between the Company and Mr. Sinha reportable under Item 404(a) of Regulation S-K and no family relationships between Mr. Sinha and any of the Company’s directors or officers.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

10.1	Separation and Release Agreement, dated as of December 19, 2024, by and between AlloVir, Inc. and Diana Brainard.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AlloVir, Inc.

Date: December 20, 2024	By:	/s/ Edward Miller
	Name:	Edward Miller
	Title:	General Counsel